UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   GRADE, JEFFERY T.
   HARNISCHFEGER INDUSTRIES, INC.
   3600 South  Lake Drive
   St. Francis, WI  53235
   USA
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   10/31/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
COMMON STOCK                 |7/1/97|D   |178,229           |D  |(1)        |2,750              |D     |                           |
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COMMON STOCK                 |7/8/97|A   |664               |A  |$32.25     |                   |I     |(2)                        |
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COMMON STOCK                 |10/7/9|A   |670               |A  |$32.063    |215,487            |I     |(2)                        |
                             |7     |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |--    |--  |--                |-- |--         |917                |I     |(3)                        |
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COMMON STOCK                 |7/8/97|A   |380               |A  |$43.00     |                   |I     |(4)                        |
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COMMON STOCK                 |10/7/9|A   |383               |A  |$42.75     |164,234            |I     |(4)                        |
                             |7     |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Empl. Stock Options (Rig|$37.88  |--   |--  |-- --      |A,D|4/13/|10/13|Common Stock|42,000 |--     |42,000      |D  |--          |
hts to Buy) (5)         |        |     |    |           |   |97-00|/06  |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$31.25  |--   |--  |-- --      |A,D|4/9/9|10/9/|Common Stock|35,000 |--     |35,000      |D  |--          |
hts to Buy) (5)         |        |     |    |           |   |6-99 |05   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$26.50  |--   |--  |-- --      |A,D|4/3/9|10/3/|Common Stock|12,500 |--     |12,500      |D  |--          |
hts to Buy) (5)         |        |     |    |           |   |5-98 |04   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$19.63  |--   |--  |-- --      |A,D|4/4/9|10/4/|Common Stock|6,250  |--     |6,250       |D  |--          |
hts to Buy) (5)         |        |     |    |           |   |4-97 |03   |            |       |       |            |   |            |
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Stock Units(1)          |1-for-1 |7/1/9|A   |178,229 -- |A,D|(1)  |(1)  |Common Stock|178,229|--     |            |   |            |
                        |        |7    |    |           |   |     |     |            |       |       |            |   |            |
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Stock Units (6)         |1-for-1 |10/7/|A   |556 --     |A,D|(1)  |(1)  |Common Stock|556    |--     |178,785     |D  |--          |
                        |        |97   |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Disposition of restricted stock to issuer in exchange for Stock Units set
forth in Table 2.   The Stock Units to be
held in "rabbi" trust until a payment date dependant upon five variables referred to in the Grant Letter. Payment may
be in the form of cash or stock or a combination of both.   (2)   Held in
"rabbi" trust pursuant to the Harnischfeger
Industries, Inc. ("HII") Executive Incentive Plan ("EIP"). Shares acquired under the Plan's automatic dividend reinvestment feature. (3) Held in trust pursuant to the HII Employees' Savings Plan which is a unitized plan in which each participant is allocated a certain number of units representing that participant's proportionate share of the HII stock fund. The number reported represents the units allocated to the participant's account as of 10/31/97. (4)
Held in "rabbi" trust pursuant to the HII Supplemental Retirement and Stock Funding Plan ("SRP"). Shares acquired under the Plan's automatic dividend reinvestment feature. (5) Options granted under the HII 1988 Incentive Stock
Plan or the HII 1996 Stock Incentive Plan. Options under the plan become exercisable in 25% increments at four 12 month intervals commencing 6 months from the date of grant and expire 10 years after the date of grant. (6)
Acquisition of Stock Units under the dividend equivalent feature of the Grant Letter referred to in Note (1).
SIGNATURE OF REPORTING PERSON
                    /s/  Jeffery T. Grade
DATE
             12/4/97